DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, California 92121-2133
www.dlapiper.com

Jeffrey C. Thacker
jeff.thacker@dlapiper.com
T 858.638.6728
F 858.638.5128

VIA EDGAR

December 23, 2011

Securities and Exchange Commission

Mail Stop 3720

100 F Street, NE

Washington, DC 20549

Attention:                                       Jeffrey P. Riedler, Esq.

Laura Crotty, Esq.

Re:                                                   Lpath, Inc.

Registration Statement on Form S-1

Filed December 7, 2011

File No. 333-178352

Ladies and Gentleman:

This letter responds to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 14, 2011 (the “Comment Letter”) to Scott R. Pancoast, Chief Executive Officer of Lpath, Inc. (the “Company”) regarding the above referenced Registration Statement on Form S-1, File No. 333-178352 (the “Registration Statement”), initially filed by the Company with the Commission on December 7, 2011.

For ease of review, we have set forth below comment 1 from the Comment Letter together with the Company’s response thereto.

General

1.  Please amend your filing pre-effectively to include the principal amount of securities to be offered, including the total number of units and the number of shares of common stock underlying the warrants. We advise you that we will not be in a position to declare the registration statement effective until such information is included in the filing. See C&DI 227.02, Securities Act Rules, available at www.sec.gov for guidance.

RESPONSE:  The Company respectfully acknowledges the Staff’s comment.  The Company intends to file an amendment to the Registration Statement pre-effectively to include the principal amount of securities to be offered, including the total number of units and the number of shares of common stock underlying the warrants.

On behalf of the Company, we confirm that the Company will provide the requested acknowledgment when it requests acceleration of the effective date of the pending registration statement.

If you have any questions or comments regarding this letter, please contact me at (858) 638-6728.

Very truly yours,

DLA PIPER LLP (US)

/s/ Jeffrey C. Thacker

Jeffrey C. Thacker
Partner